Filed Pursuant To Rule 433

Registration No. 333-180974

August 8, 2014

SPDR® FAMILY OF EXCHANGE TRADED FUNDS SPDR STATE STREET GLOBAL ADVISER PRECISE IN A WORLD THAT ISN’T

Precise in a world that isn’t.SM You wouldn’t buy a high-performance sports car that almost handled well. Or a Swiss watch that sort of kept time. After all, when you buy certain things you expect them to be precise. Shouldn’t investments be one of them? At State Street, we think they should be. That’s why we created SPDR exchange traded funds (ETFs), a family of ETFs that let you precisely match your investments to your investment strategy. Small Cap. Large Cap. Real Estate. Emerging Markets. Fixed Income. Gold. Whatever the market segment, you get exactly what’s on the label. Nothing more. Nothing less.

SPDR ETF Milestones

1993 SSgA launches the SPDR S&P 500® (Symbol: SPY), the world's first and still largest ETF. *

1998 SSgA launches SPDR Dow Jones Industrial Average (Symbol:DIA) ETF, benchmarked against the Dow Jones Industrial Average, and Select Sector SPDRs,® which divide the S&P 500 into nine sectors.

1999 SSgA launches the Tracker Fund of Hong Kong®—the largest IPO in Asian ex-Japan history at the time—raising over $4 billion.

2000 SSgA launches its family of style and specialized ETFs.

2001 SSgA extends its family of ETFs to Europe.

2003 SSgA joins with local partners in Taiwan to launch the first local ETF, the Polaris Taiwan Top 50 Tracker Fund.

2004 SSgA works with the World Gold Council to launch SPDR Gold Shares Trust (Symbol: GLD), the very first US commodity exchange traded trust, raising over $2 billion in three months.

2005 SSgA partners with China Asset Management to launch the first local Chinese ETF—Shanghai SSE50 Index Fund.

2006 SSgA launches the first international real estate (Symbol: RWX) and Japanese small cap (Symbol: JSC) ETFs.

2007 SSgA launches the first regional emerging markets, global infrastructure (Symbol: GII) and international debt (Symbol: BWX) ETFs.

2008 SSgA launches International Sectors and Emerging Markets Small Cap (Symbol: EWX) ETFs.

2009 SSgA launches the first Convertible Securities ETF (Symbol: CWB).

2010 SSgA partners with Nuveen Asset Management to provide municipal bond ETFs. SSgA also launches the first International Corporate Bond ETF (Symbol: IBND)

2011 SSgA launches three active asset allocation ETFs (Symbols: RLY, INKM, GAL).

2013 SSgA launches the SPDR Blackstone / GSO Senior Loan ETF (Symbol: SRLN), the first actively managed senior loan ETF.

2014 SSgA partners with MSCI to launch a suite of Quality Mix ETFs. (Symbols: QEMM,QAUS,QCAN,QEFA,QDEU, QJPN,QESP,QGBR,QWLD)

*As of June 30, 2014.

The ETF Architect At State Street Global Advisors (SSgA), we approach investing like architects. We combine an engineer’s ability to turn complex problems into simple solutions with the practical precision of a high-end builder. Above all, we provide each of our ETFs with a firm foundation. An ETF is only as reliable as its index. That’s why we work with providers who follow a strict selection process. Institutional Quality SPDR ETFs are designed to meet the high standards of professional investors, including the pensions and endowments of the world’s largest corporations and foundations. By working with these organizations, we’ve made our products more efficient, responsive and, most of all, precise. Dedication to Excellence SSgA created the first ETF—the SPDR S&P 500 (Symbol: SPY)—20 years ago. Today, each member of the SPDR family reflects our intimate knowledge of the ETF market, not to mention our more than 30 years of indexing experience. Pioneer SSgA pioneered many of the industry’s innovations in the last 20 years, including first-to-market launches with gold, international real estate, international fixed income and sector ETFs.

A SPDR to suit each investment objective The ETF market has become flooded with hundreds of products all promising the same things: low cost, flexibility and selectivity. It’s no wonder investors have difficulty distinguishing one ETF from another. At SSgA, we believe the best ETFs are not only about ease and simplicity, but about accuracy and what they allow you to do. This belief is reflected in every member of the State Street SPDR ETF family. Core SPDR ETFs are benchmarked to an array of respected market indices. While the SPDR S&P 500 (Symbol: SPY) is one of the largest and most actively traded securities in the world, we offer domestic equity ETFs of every size.1 From small cap to comprehensive total stock market coverage, SPDR ETFs make it possible for investors to easily attain the core portfolio exposure they seek. Style Growth and value equity styles move in and out of favor over time. So we offer a modular suite of SPDR ETFs that represents the full spectrum of domestic equity markets. And they’re all classified by style. In other words, when you buy growth, that’s exactly what you get. Sector With sector ETFs, you get targeted, diversified access to specific sectors, without the risk level of single stocks. Sector ETFs can also be valuable for tactical weightings, hedging portfolio risk and year-end tax loss planning. Our Select Sector SPDRs can help you control your exposure to the US market and gain more power over your portfolio. These unique ETFs unbundle the S&P 500, so you can invest in the sectors that make the most sense to you. Industry Sometimes you have more interest in a specific industry than an entire sector. So why buy the whole pie when you only want a slice? We offer a full suite of industry SPDR ETFs that cover markets from banking to pharmaceuticals. International/Global Non-US stocks account for more than 50% of the world’s total market capitalization.2 And international equities offer tremendous diversification and return potential. At SSgA, we offer an array of developed and emerging international SPDR ETFs. So you can get diversified, liquid exposure to even the most difficult-to-reach markets. Whether you seek small-cap, geography-specific exposure or single-product access to a large swath of non-US and global markets, we’ll be able to match your needs. Commodities Commodities can be great diversifiers. Statistical analysis shows that they have a low to negative correlation with other asset classes.3 But if you really want to capture the power of commodities, your exposure should be as pure as possible. Unfortunately, direct, liquid exposure to commodities can be difficult and expensive at best— impossible at worst. SPDR Gold Shares (Symbol: GLD) was SSgA’s first foray into the commodity category and is the first-ever gold-backed exchange traded trust in the US. It offers a simplified, liquid4 and cost-efficient5 way to access gold bullion. Precisely. Fixed Income Fixed income investments offer three key benefits: diversification, income and tax advantages. With our fixed income ETFs, you get all of these benefits in one precise package. By investing in an ETF, you’ll get the performance of an entire bond portfolio, without having to constantly rebalance your holdings as the bonds mature. And as one of the largest fixed income managers in the world, we’re able to achieve economies of scale—so our funds are available at a low cost. Whatever taxable or tax-free segment or maturity range you’re interested in, these SPDR ETFs provide a smart, simple way to put your fixed income strategy to work.

STATE STREET GLOBAL ADVISORS
State Street Financial Center
One Lincoln Street
Boston, MA 02111

866.787.2257
spdrs.com

[1] arcavision.com, as of 6/30/2014.
[2] FactSet, SSgA. As represented by the MSCI All Country World Index, as of 6/30/2014.
[3] Zephyr StyleADVISOR, as of 6/30/2013. Based on the correlation of gold to the following asset classes as represented by indices from July 1993 to June 2013 (1.00 being perfect correlation): (1) S&P 500: 0.00; (2) Dow Jones US Select REIT: 0.09; and (3) Barclays US Aggregate Bond: 0.18.
[4] Although shares of GLD have historically been readily tradeable on security exchanges, there can be no assurance that an active trading market will be maintained.
[5] Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.

FOR PUBLIC USE.

IMPORTANT RISK INFORMATION

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs' net asset value. Brokerage commissions and ETF expenses will reduce returns.

The investment return and principal value of an investment will fluctuate in value, so that when shares are sold or redeemed they may be worth more or less than when they were purchased.

Diversification does not protect against loss.

Bonds generally present less short-term risk and volatility than stocks, but contain interest rate risk (as interest rates rise bond values and yields usually fall); issuer default risk; issuer credit risk; liquidity risk; and inflation risk. These effects are usually pronounced for longer-term securities. Any fixed income security sold or redeemed prior to maturity may be subject to a substantial gain or loss.

Commodities contain heightened risk including market, political, regulatory, and natural conditions, and may not be suitable for all investors. The strategy will seek exposure to commodities through commodity-linked derivatives. Derivatives and commodity-linked derivatives may involve certain costs and risks such as liquidity, interest rate, market, credit, management and the risk that a position could not be closed when most advantageous.

REIT funds may be subject to a high degree of market risk due to lack of industry diversification. REIT funds may be subject to other risks including, but not limited to, changes in real estate values or economic conditions, credit risk and interest rate fluctuations and changes in the value of the underlying property owned by the trust and defaults by borrowers. In addition to normal risks associated with equity investing, international investing may involve risk of capital loss from unfavorable fluctuations in currency values, from differences in generally accepted accounting principles, and from adverse political, social and economic instability in other nations.

The Fund invests by sampling the Index, holding a range of securities that, in the aggregate, approximates the full Index in terms of key risk factors and other characteristics. This may cause the fund to experience tracking errors relative to performance of the Index.

Investments in smaller companies may involve greater risks than those in larger, better known companies.

Convertible securities generally provide yields higher than the underlying stocks, but generally lower than comparable non-convertible securities, in exchange for limited upside potential.

Issuers of convertible securities may not be as financially strong as those issuing securities with higher credit ratings and may be more vulnerable to changes in the economy. Other risks associated with convertible bond investments include: Call risk which is the risk that bond issuers may repay securities with higher coupon or interest rates before the security's maturity date; liquidity risk which is the risk that certain types of investments may not be possible to sell the investment at any particular time or at an acceptable price; and investments in derivatives, which can be more sensitive to sudden fluctuations in interest rates or market prices, potential illiquidity of the markets, as well as potential loss of principal.

Derivative investments may involve risks such as potential illiquidity of the markets and additional risk of loss of principal.

The value of the debt securities may increase or decrease as a result of the following: market fluctuations,

increases in interest rates, inability of issuers to repay principal and interest or illiquidity in debt securities markets; the risk of low rates of return due to reinvestment of securities during periods of falling interest rates or repayment by issuers with higher coupon or interest rates; and/or the risk of low income due to falling interest rates. To the extent that interest rates rise, certain underlying obligations may be paid off substantially slower than originally anticipated and the value of those securities may fall sharply. This may result in a reduction in income from debt securities income.

Because of their narrow focus, financial sector funds tend to be more volatile. Preferred Securities are subordinated to bonds and other debt instruments, and will be subject to greater credit risk. The municipal market can be affected by adverse tax, legislative or political changes and the financial condition of the issuers of municipal securities. The fund may contain interest rate risk (as interest rates rise bond prices usually fall); the risk of issuer default; inflation risk; and issuer call risk. The Fund may invest in U.S. dollar-denominated securities of foreign issuers traded in the United States.

Information represented in this piece does not constitute legal, tax, or investment advice. Investors should consult their legal, tax, and financial advisors before making any financial decisions.

Investments in asset backed and mortgage backed securities are subject to prepayment risk which can limit the potential for gain during a declining interest rate environment and increases the potential for loss in a rising interest rate environment.

Government bonds and corporate bonds generally have more moderate short-term price fluctuations than stocks, but provide lower potential long-term returns.

Investments in Senior Loans are subject to credit risk and general investment risk. Credit risk refers to the possibility that the borrower of a Senior Loan will be unable and/or unwilling to make timely interest payments and/or repay the principal on its obligation. Default in the payment of interest or principal on a Senior Loan will result in a reduction in the value of the Senior Loan and consequently a reduction in the value of the Portfolio's investments and a potential decrease in the net asset value ("NAV") of the Portfolio.

Investing in high yield securities, otherwise known as "junk bonds", is considered speculative and involves greater risk of loss of principal and interest than investing in investment grade fixed income securities. These lower-quality debt securities involve greater risk of default or price changes due to potential changes in the credit quality of the issuer.

These investments may have difficulty in liquidating an investment position without taking a significant discount from current market value, which can be a significant problem with certain lightly traded securities.

The Fund is actively managed and may underperform its benchmarks. An investment in the fund is not appropriate for all investors and is not intended to be a complete investment program. Investing in the fund involves risks, including the risk that investors may receive little or no return on the investment or that investors may lose part or even all of the investment.

QEMM, QAUS,QCAN,QEFA,QDEU,QJPN,QESP,QEBR,QWLD: A "value" style of investing emphasizes undervalued companies with characteristics for improved valuations. This style of investing is subject to the risk that the valuations never improve or that the returns on "value" equity securities are less than returns on other styles of investing or the overall stock market.

QEMM, QAUS,QCAN,QEFA,QDEU,QJPN,QESP,QEBR,QWLD: Although subject to the risks of common stocks, low volatility stocks are seen as having a lower risk profile than the overall markets. However, a fund that invests in low volatility stocks may not produce investment exposure that has lower variability to changes in such stocks' price levels.

QEMM, QAUS,QCAN,QEFA,QDEU,QJPN,QESP,QEBR,QWLD: A "quality" style of investing emphasizes companies with high returns, stable earnings, and low financial leverage. This style of investing is subject to the risk that the past performance of these companies does not continue or that the returns on "quality" equity securities are less than returns on other styles of investing or the overall stock market.

QDEU,QJPN, QESP,QEBR,QWLD :Companies with large market capitalizations go in and out of favor based on market and economic conditions. Larger companies tend to be less volatile than companies with smaller market capitalizations. In exchange for this potentially lower risk, the value of the security may not rise as much as companies with smaller market capitalizations.

Non-diversified funds that focus on a relatively small number of issuers tend to be more volatile than diversified funds and the market as a whole.

Actively managed ETFs do not seek to replicate the performance of a specified index.

Risks associated with investing in the natural resources sector include: large price volatility due to non-diversification and concentration in natural resources companies.

Increase in real interest rates can cause the price of inflation-protected debt securities to decrease. Interest payments on inflation-protected debt securities can be unpredictable.

Risk associated with equity investing include stock values which may fluctuate in response to the activities of individual companies and general market and economic conditions.

Foreign investments involve greater risks than US investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets.

Because the SPDR SSgA Active Asset Allocation ETFs are actively managed, they are therefore subject to the risk that the investments selected by SSgA may cause the ETFs to underperform relative to their benchmarks or other funds with similar investment objectives.

Important Information Relating to SPDR Gold Shares Trust:

The SPDR Gold Shares Trust ("GLD") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free

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continued spdrgoldshares. by visiting EDGAR com. on Alternatively, the SEC website the at Trust sec. or gov any or authorized by visiting participant by calling 866.320.4053. will arrange to send you the prospectus if you request it GLD Investment is not an Company investment Act company of 1940 (the registered “1940 Act”) under and the is not subject (the “CEA”) to regulation . As a result, under shareholders the Commodity of the Exchange Trust do not Act have of 1936 the company protections registered associated under with the ownership 1940 Act of or shares the protections in an investment afforded by the CEA. GLD will fluctuate shares trade in market like stocks, value. are The subject value of to GLD investment shares relates risk and directly and fluctuations to the value in the of price the gold of gold held could by GLD materially (less its expenses), and adversely sale affect of an the investment shares, which in the trade shares. at market The price price, received may be upon more the or less generate than any the value income, of the and gold as GLD represented regularly by sells them. gold GLD to pay does for not its will ongoing decline expenses, over time. the Investing amount of involves gold represented risk, and you by could each Share lose for money a detailed on an investment discussion of in the GLD risks . Please of investing see the GLD in GLD prospectus shares. One For more Lincoln information: Street, Boston, State MA, Street 02111, Global 866 Markets, .320.4053, LLC, spdrgoldshares.com Not FDIC Insured – No Bank Guarantee – May Lose Value “Dow Jones Industrial AverageSM”, “DJIA®”, “Dow Jones®” and “The Dow®” are trademarks and service marks of Standard & Poor’s S&P Dow Financial Jones Services Indices LLC LLC (“S&P”) and have and been sublicensed licensed for for use use by by and State NYSE Street Arca, Global Inc .Markets, are permitted LLC. The to use Trust, these PDR trademarks Services LLC and service sponsored, marks endorsed, pursuant sold to separate or promoted “Sublicenses by S&P, its.” affiliates The Trust or is its not third party licensors. Services “SPDR” is LLC a registered (“S&P”) and trademark has been of licensed Standard for & use Poor’s by State Financial Street S&P MIDCAP Corporation 400 are . STANDARD registered & trademarks POOR’S, S&P, of Standard S&P 500 & and Poor’s Financial Services LLC. No financial product offered by State promoted Street Corporation by S&P or or its its affiliates, affiliates and is sponsored, S&P and its endorsed, affiliates sold make or of no buying, representation, selling or warranty holding units/shares or condition regarding in such products the advisability . Further rights limitations are described and important in the information prospectus that for the could applicable affect investors’ product. State products Street on behalf Global of Markets, the advisor LLC. is SSgA the distributor Funds Management for all registered has retained the sub-advisor GSO Capital . Partners and Nuveen Asset Management as SIPC, Distributor: a wholly State owned Street subsidiary Global Markets, of State LLC, Street member Corporation FINRA, . References and its affiliates to State . Certain Street State may Street include affiliates State Street provide Corporation services and registered receive broker fees—from dealer, the is SPDR distributor ETFs. ALPS for SPDR Distributors, S&P 500, Inc SPDR ., a S&P all unit MidCap investment 400 and trusts SPDR . ALPS Dow Portfolio Jones Industrial Solutions Average, Distributor, and Inc . ALPS is distributor Portfolio for Solutions Select Sector Distributor, SPDRs Inc . ALPS . are Distributors, not affiliated Inc with . and State Street Global Markets, LLC. Before investing, consider the funds’ investment objectives, risks, charges and expenses.To obtain a prospectus or summary prospectus which contains this and other information, call 866.787.2257 or visit spdrs.com. Read it carefully. © 2014 State Street Corporation. All Rights Reserved. ID1713-IBG-12252 Exp. Date: 8/31/2015 IBG.FETFB.0714 SPDR

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.